Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Israel Growth Partners Acquisition Corp.

Ramat Gan, Israel

We hereby consent to the use in the Prospectus constituting a part of this Amendment No. 9 to the Registration Statement of our report dated June 22, 2006 (except for Note 7b, as to which date is June 29, 2006) relating to the financial statements of Israel Growth Partners Acquisition Corp., which is contained in that Prospectus. Our report contains an explanatory paragraph regarding uncertainties as to the ability of the Company to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/    BDO Seidman, LLP

BDO Seidman, LLP

New York, New York

July 6, 2006